Mail Stop 7010


February 24, 2006



Via U.S. mail and facsimile

Mr. Vincent P. Langone
Chief Executive Officer
Pregis Corporation
1900 West Field Court
Lake Forest, IL 60045

Re: 	Pregis Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed February 14, 2006
File No. 333-130353 and 333-130353-01 through 04

Dear Mr. Langone:

      We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Collateral for Senior Secured Floating Rate Notes, page 8

1. We note your tabular presentation is introduced as the capital stock which constitutes collateral for the senior secured floating rate notes. Given the threshold limitations please provide an additional column in your table which highlights the maximum amount of book value and market value which is included in the collateral pool.

Summary Historical Financial and Other Data, page 12

2. We note your revised disclosures provided in response to comment
15 of our letter dated January 12, 2006 and have the following additional comments:

* With regard to your discussion of the material limitations associated with EBITDA, it is unclear to us why you have presented the last two bullets (e.g. discussion of cash expenditures and cash requirements of your working capital needs) as limitations of a non-
GAAP operating performance measure.

* It is unclear to us why, given the fact that you use and discuss EBITDA in the context of assessing your operating performance, it is necessary to tell investors that EBITDA should not be considered as a measure of discretionary cash as you do in the penultimate paragraph on page 14.

* It is unclear to us how your utilization of GAAP cash flow information helps you to compensate for the material limitations of your non-GAAP operating performance measure.

Please revise your disclosures accordingly.

Note (3) to the Unaudited Pro Forma Condensed Balance Sheet, page
35

3. We note your response to comments 26 and 27 of our letter dated January 12, 2006. Please disclose the fact that the US employees of
GPP ceased to participate in Pactiv`s plan upon consummation of the acquisition and post acquisition will be able to participate in the
401(k) plan of Pregis. Further disclose the impact you believe the pension plan and the various agreements with Pactiv will have on your proforma statements as you have discussed in your responses to comments 26 and 27 of our letter dated January 12, 2006.

Use of Adjusted EBITDA, page 55

4. We note your response to comment 36 of our letter dated January 12, 2006 and your revised disclosure. We note that you continue to discuss Adjusted EBITDA as a performance measure and have the following comments in this regard:

* We note that your Adjusted EBITDA measure eliminates various items that appear to be recurring or reasonably likely to recur in within two years. In this regard, it is unclear how your Adjusted EBITDA measure meets the requirements on Item 10(e)(1)(ii) of Regulation S-
K.

* Notwithstanding the above bullet, it is unclear to us, if you are able to demonstrate the appropriateness of Adjusted EBITDA as a performance measure, why you have presented the discussion surrounding Adjusted EBITDA as a performance measure within the liquidity and capital resources section of your Management`s Discussion and Analysis. Also see our comment above as it relates to your EBITDA discussion.
Combined Statements of Cash Flows, page F-5

5. We note your response to comment 64 of our letter dated January 12, 2006 and your revised disclosure. Based on your response, it is unclear to us why the $14,225 of corporate allocations is not reflected as an adjustment to reconcile your income to cash provided by operating activities. In this regard, it appears that although these allocations have been reflected for the purpose of these financial statements you did not reimburse Pactiv for providing such services. In addition, it is also unclear to us why $24,861 of intercompany settlements are reflected within your financing activities of your statement of cash flows since you indicate in your response that you did not receive cash from Pactiv for the Pactiv receivables and your payables to Pactiv are forgiven. Clarify why these intercompany settlements are not more appropriately discussed and disclosed as non-cash transactions in accordance with paragraph
32 of SFAS 95.

Note 13.  Segment and Geographic Information, page F-22

6. We note your response to comment 68 of our letter dated January 12, 2006 with regard to the aggregation of Hexacomb within your Protective Packaging reportable segment. Your response indicates that Hexacomb and your Protective Packaging segment have similar economic characteristics, including similar gross margins. Please provide for us the financial information that is provided to the CODM which shows sales and gross margins for each operating segment for
each of the last 5 years.   Please address for us any
inconsistencies
between the trends they depict.

We further note that your current disclosure does not indicate that
Hexacomb is aggregated with your Protective Packaging segment as required in paragraph 26 of SFAS 131. Please revise your disclosure to discuss the factors used to identify the Company`s reportable segments.

Exhibit 5.1

7. We note that Hexacomb Corporation is incorporated in the State of
Illinois. We also note that the opinion does not cover Illinois corporate law. In this regard, we note the qualifications set forth in clauses (ii) and (iii) of the fifth paragraph and the first sentence of the third last paragraph. Please be advised that the opinion may not exclude the corporate laws of the jurisdiction of incorporation of a guarantor. Matters governed by corporate law, such as having the authority to enter into the indentures, guarantees and notes, impact the binding nature of the parties` obligations. Please have counsel revise its opinion accordingly.

8. We note that the opinion is dated as of February 14, 2006. We also note that the opinion is qualified by assumptions made as of that date. In this regard, we note the disclosure in the last sentence of the third last paragraph. Please have counsel revise its opinion to clarify that it speaks through the effective date of your registration statement. Counsel can do this by either revising its opinion or by filing another opinion dated the date of effectiveness.

9. We note the statement in the last paragraph that the opinion "may not be relied on in any manner or for any purpose by any other person or entity." Please be advised that security holders are entitled to rely on the opinion. Please have counsel revise its opinion accordingly.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Melissa Rocha, Staff Accountant, at (202)
551-
3854 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at
(202) 551-3691 if you have any questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Chris Edwards, Special Counsel, at (202) 551-3742 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Michael A. Levitt
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
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Mr. Vincent P. Langone
Pregis Corporation
February 24, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE